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                             August 3, 2020

       Mark Manheimer
       President and Chief Executive Officer
       NetSTREIT Corp.
       5910 N. Central Expressway
       Suite 1600
       Dallas, TX 75206

                                                        Re: NetSTREIT Corp.
                                                            Form S-11
                                                            Filed July 17, 2020
                                                            File No. 333-239918

       Dear Mr. Manheimer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-11 filed July 17, 2020

       Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations, page 67

   1.                                                   Please revise footnote
(F) to explain the assumptions involved to arrive at your adjustment amounts for
depreciation and amortization expense, including the specific asset categories and corresponding
useful lives. Refer to Article 11-02(b)(6) of Regulation S-X.
 Mark Manheimer
NetSTREIT Corp.
August 3, 2020
Page 2
Our Real Estate Portfolio, page 103

2. We note your response to comment 4. Your disclosure on page v indicates that you do not take into account concessions and abatements in determining ABR. We therefore reissue our comment. Please revise the chart on page 106 to provide the average effective annual rental per square foot and clarify how your rental disclosures take into account tenant concessions and abatements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Manheimer
                                                           Division of
Corporation Finance
Comapany NameNetSTREIT Corp.
                                                           Office of Real
Estate & Construction
August 3, 2020 Page 2
cc:       Christina Roupas, Esq.
FirstName LastName